Exhibit 99.1

Sierra Metals Reports Third Quarter 2019 Production Results Including Record Quarterly Consolidated Equivalent Metal Production

TORONTO--(BUSINESS WIRE)--October 15, 2019--Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE AMERICAN:SMTS) (“Sierra Metals” or “the Company”) is pleased to report third quarter 2019 production results featuring the highest level of quarterly consolidated equivalent metal production.

Results are from Sierra Metals’ three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver Mines in Mexico.

Third Quarter 2019 Production Highlights

  Silver production of 1.0 million ounces; a 34% increase from Q3 2018
  Copper production of 11.1 million pounds; a 34% increase from Q3 2018
  Zinc production of 22.5 million pounds; an 8% increase from Q3 2018
  Lead production of 10.5 million pounds; a 65% increase from Q3 2018
  Gold production of 3,490 ounces; an 83% increase from Q3 2018
  Copper equivalent production of 32.3 million pounds; a 37% increase from Q3 2018
  Record quarterly ore throughput and metal production at the Yauricocha Mine in Peru and the Bolivar Mine in Mexico

The Company achieved record quarterly consolidated equivalent metal production and ore throughput, as well as record quarterly ore throughput and equivalent metal production from the Yauricocha and Bolivar Mines. The Company has continued to build on its successful plant expansions, and mine production increases in Mexico over the last three quarters. This has resulted in record quarterly metal production, as the Company is approaching its 2019 target of 4,250 tonnes per day (“TPD”) at Bolivar and 1,200 TPD at Cusi. Consolidated production of silver increased 34% to 1.0 million ounces, copper increased by 34% to 11.1 million pounds, lead increased 65% to 10.5 million pounds, zinc increased 8% to 22.5 million pounds, and gold increased 83% to 3,490 ounces compared to Q3 2018.

Igor Gonzales, President and CEO of Sierra Metals commented: “The Company continues to strengthen its performance in 2019 achieving record quarterly consolidated equivalent metal production in the third quarter. This includes continued successful recovery and making up for lost production at Yauricocha from the illegal strike, as well as record quarterly ore throughput and metal production at both the Yauricocha and Bolivar Mines. At the Cusi Mine, which accounts for approximately only 5% of Company revenue, we unfortunately encountered and dealt with subsidence issues, which delayed development and access to higher-grade ore, but we now have new contractors on-site, which will allow us to see higher grade material reach the mill in November. Additionally, completion of a new crushing circuit will allow for improved tonnage throughput and recoveries at the mill. Aside from the temporary setback at Cusi, we continued to successfully ramp up our mine and mill expansion plans while reaping the benefits of operational improvement programs. Going forward we expect to deliver on our annual guidance at Yauricocha at the same time continuing to ramp up and further improve ore throughput and tonnage at our Mexican operations.”

Consolidated Production Results

Consolidated Production	3 Months Ended			9 Months Ended
	Q3 2019	Q3 2018	% Var.	Q3 2019	Q3 2018	% Var.

Tonnes processed (mt)	709,461	566,194	25%	1,940,353	1,725,991	12%
Daily throughput	8,108	6,471	25%	7,392	6,575	12%

Silver ounces (000's)	976	728	34%	2,504	2,015	24%
Copper pounds (000's)	11,127	8,326	34%	28,582	25,037	14%
Lead pounds (000's)	10,508	6,358	65%	25,528	19,766	29%
Zinc pounds (000's)	22,480	20,772	8%	55,494	59,286	-6%
Gold ounces	3,490	1,906	83%	8,016	5,606	43%

Silver equivalent ounces (000's)(1)	4,917	4,447	11%	13,645	13,540	1%
Copper equivalent pounds (000's)(1)	32,326	23,628	37%	79,099	71,717	10%
Zinc equivalent pounds (000's)(1)	80,390	57,883	39%	186,599	159,165	17%
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed a quarterly record of 307,239 tonnes during Q3 2019, representing an 8% increase compared to Q3 2018. Daily ore throughput averaged 3,511 TPD during the quarter, as efforts continue to ensure that the 24 days of production lost during the illegal strike action at Yauricocha during April and May, will not affect the annual production guidance for the mine.

The 8% increase in throughput realized at the mine during Q3 2019, as well as significantly higher head grades for all metals, except gold, and higher recoveries for all metals, except zinc, resulted in a 33% increase in zinc equivalent metal production compared to Q3 2018. The higher silver and lead head grades and silver and lead production realized during Q3 2019 was the result of increased production from the cuerpos chicos that contained higher silver and lead head grades during the quarter. Higher copper head grades resulted from the inclusion of certain copper-enriched zones at Esperanza, polymetallic ore from the Central Mine Zone, and a small inclusion of polymetallic ore from the cuerpos chicos.

A summary of production from the Yauricocha Mine for Q3 2019 is provided below:

Yauricocha Production	3 Months Ended			9 Months Ended
	Q3 2019	Q3 2018	% Var.	Q3 2019	Q3 2018	% Var.

Tonnes processed (mt)	307,239	283,446	8%	795,218	838,285	-5%
Daily throughput	3,511	3,239	8%	3,029	3,193	-5%

Silver grade (g/t)	66.36	58.68	13%	64.49	59.12	9%
Copper grade	1.12%	0.98%	14%	1.06%	0.94%	13%
Lead grade	1.69%	1.16%	45%	1.58%	1.23%	28%
Zinc grade	3.79%	3.65%	4%	3.59%	3.59%	0%
Gold Grade (g/t)	0.59	0.59	0%	0.58	0.58	1%

Silver recovery	81.21%	75.47%	8%	79.00%	72.92%	8%
Copper recovery	79.36%	72.55%	9%	77.68%	69.38%	12%
Lead recovery	90.51%	84.03%	8%	89.71%	83.48%	7%
Zinc recovery	87.48%	90.95%	-4%	88.25%	89.25%	-1%
Gold Recovery	22.13%	17.08%	30%	19.13%	16.44%	16%

Silver ounces (000's)	532	404	32%	1,303	1,162	12%
Copper pounds (000's)	6,012	4,428	36%	14,411	12,039	20%
Lead pounds (000's)	10,340	6,114	69%	24,857	18,993	31%
Zinc pounds (000's)	22,480	20,772	8%	55,494	59,215	-6%
Gold ounces	1,282	911	41%	2,844	2,553	11%

Zinc equivalent pounds (000's)(1)	57,166	42,854	33%	130,122	116,749	11%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed a quarterly record of 331,818 tonnes in Q3 2019, representing a 46% increase over Q3 2018. The average daily ore throughput realized during the quarter was approximately 3,800 TPD, and the Company expects to reach 4,250 TPD during Q4 2019. The 46% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries resulted in a 55% increase in copper equivalent pounds produced during Q3 2019 compared to Q3 2018. This increase was achieved despite a 13% decrease in copper head grades and 9% decrease in gold recoveries. However, the Company expects copper head grades to increase during Q4 2019, as more ore is sourced from Bolivar West. In Q3 2019, copper production increased by 31% to 5,115,000 pounds, silver production increased 84% to 173,000 ounces, and gold production increased 127% to 2,073 ounces compared to Q3 2018.

Development and infrastructure improvements continue in the effort to push ore throughput at Bolivar to 4,250 TPD during Q4 2019. Target mining areas will be the Gallo Inferior, Mina de Fierro, Chimneys, Breccias, and Gallo Superior orebodies. Infill drilling will continue on the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Breccia zones. This work will allow the Company to increase the number of minable stopes available in order to increase ore throughput at the plant.

A summary of production for the Bolivar Mine for Q3 2019 is provided below:

Bolivar Production	3 Months Ended			9 Months Ended
	Q3 2019	Q3 2018	% Var.	Q3 2019	Q3 2018	% Var.

Tonnes processed (mt)	331,818	227,690	46%	921,263	759,106	21%
Daily throughput	3,792	2,602	46%	3,510	2,892	21%

Copper grade	0.86%	0.99%	-13%	0.85%	0.97%	-13%
Silver grade (g/t)	20.53	17.25	19%	19.36	17.23	12%
Gold grade (g/t)	0.31	0.17	85%	0.25	0.16	54%

Copper recovery	81.28%	78.30%	4%	82.35%	80.17%	3%
Silver recovery	78.99%	74.27%	6%	79.38%	77.06%	3%
Gold recovery	62.35%	68.59%	-9%	64.15%	70.49%	-9%

Copper pounds (000's)	5,115	3,898	31%	14,171	12,998	9%
Silver ounces (000's)	173	94	84%	455	324	41%
Gold ounces	2,073	911	127%	4,758	2,805	70%

Copper equivalent pounds (000's)(1)	7,420	4,790	55%	19,184	15,902	21%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

Cusi Mine, Mexico

At Cusi, ore throughput reached approximately 805 TPD during Q3 2019, and the Company continues to work towards reaching the 1,200 TPD mark during Q4 2019. The 28% increase in throughput realized during Q3 2019 resulted in a 15% increase in silver equivalent ounces produced, despite lower head grades for all metals, except gold, as we continue to develop deeper into the Santa Rosa de Lima zone which has higher silver head grades.

During Q3 2019, significant improvements were made to the crushing and grinding circuits at the Plant, as well as increasing the number of hours per day that the plant can operate. However, development was delayed due heavy rains as well as a subsidence issue in the mine, which resulted in a 16-meter pillar required to be left for stability purposes. As a result of the delayed development, lower-grade zones that were accessible were mined resulting in lower silver grades in the quarter. Studies are currently underway addressing the best way to access the ore located within the pillar. Additionally, new mine contractors arrived on-site at Cusi during October 2019, and their focus will be to increase development rates to 90 meters per month and increase stope access. The Company’s focus remains on increasing head grades by mining higher-grade ore located on the 1704 and 1720 levels of the Santa Rosa de Lima zone, which is expected to occur in November this year. Throughput was lower during Q3 2019 compared to Q2 2019 as efforts continue to reduce dilution to ensure that economic ore is provided to the plant.

Silver production of 271,000 ounces increased 17%, gold production of 135 ounces increased 62%, and lead production of 168,000 pounds decreased 31% in Q3 2019 compared to Q3 2018.

A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q2 2020. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine, in order to continue to ramp up to the goal of 1,200 TPD during Q4 2019.

A summary of production for the Cusi Mine for Q3 2019 is provided below:

Cusi Production	3 Months Ended			9 Months Ended
	Q3 2019	Q3 2018	% Var.	Q3 2019	Q3 2018	% Var.

Tonnes processed (mt)	70,405	55,058	28%	223,871	128,600	74%
Daily throughput	805	629	28%	853	490	74%

Silver grade (g/t)	141.47	156.27	-9%	131.39	153.35	-14%
Gold grade (g/t)	0.15	0.14	6%	0.15	0.16	-3%
Lead grade	0.14%	0.26%	-46%	0.18%	0.34%	-48%
Zinc grade	0.16%	0.32%	-50%	0.18%	0.36%	-50%
						N.R.
Silver recovery	84.65%	83.49%	1%	78.91%	83.45%	-5%
Gold recovery	39.57%	32.97%	20%	38.12%	38.40%	-1%
Lead recovery	78.30%	78.00%	0%	75.90%	79.54%	-5%
Zinc recovery	0.00%	0.00%	N.R.	0.00%	6.89%	-100%

Silver ounces (000's)	271	231	17%	746	529	41%
Gold ounces	135	84	62%	414	248	67%
Lead pounds (000's)	168	243	-31%	671	773	-13%
Zinc pounds (000's)	0	0	N.R.	0	71	-100%

Silver equivalent ounces (000's)(1)	292	253	15%	820	606	35%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

Quality Control

All technical data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and it's Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company’s compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Contacts

Mike McAllister, CPIR
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
Chief Financial Officer
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777